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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __01/01/08__   AND ENDING __12/31/08__

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RFS Partners

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

44 Montgomery Street, Suite 2100

(No. and Street)

San Francisco   California   94104

         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Rogers   (415) 398-2727

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP

                                (Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia   PA   19103

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen Rogers _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RFS Partners _____ , as of December 31 _____ , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

President
Title

_____ (See attached for seal)
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of _San Francisco_ }

On _2/10/2009_ before me, _Katherine L. Ogan, Notary Public_ ,
　　　　Date　　　　　　　　　　　　　Here Insert Name and Title of the Officer

personally appeared _Stephen C. Rogers_
　　　　　　　　　　　　　　　　　　Name(s) of Signer(s)

_____ ,

KATHERINE L. OGAN
COMM. #1800380
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires June 3, 2012

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
　　　　　　　　　Signature of Notary Public

Place Notary Seal Above

──────── **OPTIONAL** ────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

Signer Is Representing: _____

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

Signer Is Representing: _____

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
RFS Partners
San Francisco, California

We have audited the accompanying statement of financial condition of RFS Partners as of December 31, 2008, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RFS Partners as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 27, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	**N 3**		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]

SEC FILE NO. 8-36128 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

		Allowable		Non-Allowable		Total	
1.	Cash	$ 479	200			$ 479	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities	56,428	418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	7,413	424				
	E. Spot commodities		430			63,841	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ ____ [130]						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $ ____ [150]						
	B. Other securities $ ____ [160]		460		630		880
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $ ____ [170]						
	B. Other securities $ ____ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ ____ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	905,137	670	905,137	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 64,320	540	$ 905,137	740	$ 969,457	940

OMIT PENNIES

See notes to financial statements.

-1-

BROKER OR DEALER	RFS Partners	as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ‖13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	‖10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ‖12	[1390] ‖14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ‖9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity		Total
21. Sole Proprietorship	‖15 $	[1770]
22. Partnership (limited partners)	‖11 ($ [1020])	969,457 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	‖16 (	[1796]
24. TOTAL OWNERSHIP EQUITY	$	969,457 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	969,457 [1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of	12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 969,457 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ₁₉ ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 969,457 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   - B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 969,457 [3530]
6. Deductions and/or charges:
   - A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) .... ₁₇ $ 905,137 [3540]
   - B. Secured demand note delinquency .... [3590]
   - C. Commodity futures contracts and spot commodities – proprietary capital charges .... [3600]
   - D. Other deductions and/or charges .... [3610] (905,137) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... ₂₀ $ 64,320 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments .... $ [3660]
   - B. Subordinated securities borrowings .... [3670]
   - C. Trading and investment securities:
     1. Exempted securities .... ₁₈ 1,129 [3735]
     2. Debt securities .... [3733]
     3. Options .... [3730]
     4. Other securities .... 1,112 [3734]
   - D. Undue Concentration .... [3650]
   - E. Other (List) .... [3736] (2,241) [3740]
10. Net Capital .... $ 62,079 [3750]

OMIT PENNIES

The net capital as reported in the Company's unaudited Focus Report
agrees with the audited net capital reported above.

See notes to financial statements.

-3-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6²/₃% of line 19)	$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 57,079	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ₂₂	$ 62,079	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit ₂₁	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ₂₃	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. 6²/₃% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners

For the period (MMDDYY) from 1/1/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... $25 _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts .... (7,434) [3952]
4. Profit (loss) from underwriting and selling groups .... $26 _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 554,750 [3995]
9. Total revenue .... $ 547,316 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... [4120]
11. Other employee compensation and benefits .... [4115]
12. Commissions paid to other broker-dealers .... [4140]
13. Interest expense .... [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... 1,770 [4195]
15. Other expenses .... 106,442 [4100]
16. Total expenses .... $ 108,212 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 439,104 [4210]
18. Provision for Federal income taxes (for parent only) .... $28 _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... [4338]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 439,104 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ [4211]

See notes to financial statements.

-5-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners

For the period (MMDDYY) from 1/1/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 615,087	4240
A. Net income (loss)		439,104	4250
B. Additions (Includes non-conforming capital of ....29 $ [4262])			4260
C. Deductions (Includes non-conforming capital of .... $ [4272])		84,734	4270
2. Balance, end of period (From item 1800)		$ 969,457	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30 $		4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520) $		4330

OMIT PENNIES

See notes to financial statements.

-6-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of	12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ...... $(5,000) .... X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm $_{30}$ _____ [4335] _____ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $_{36}$ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:

	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

RFS PARTNERS

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

INCREASE (DECREASE) IN CASH

Cash flows from operating activities

Dividends and fees received	$ 120,472
Filing fees and operating expenses paid	(108,212)
Net cash provided by operating activities	**12,260**

Cash flows from investing activities

Purchase of short-term investment securities, net	(12,231)
Net cash used in investing activities	**(12,231)**

Cash flows from financing activities

Income from CCM Partners	84,734
Distribution to partners	(84,734)
Net cash used in financing activities	**-**
Net increase in cash	**29**

Cash

Beginning of year	450
End of year	**$ 479**

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net income	$ 439,104
Appreciation of investments, net	(428,671)
Decrease in accounts receivable	1,827
Net cash provided by operating activities	**$ 12,260**

See notes to financial statements.

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) RFS Partners (the *"Company"*) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the California Investment Trust Fund Group.

(B) To date, the Company has not engaged in any activities relating to broker-dealer transactions.

(C) *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(D) *INVESTMENTS*

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

(E) *FAIR VALUE MEASUREMENT*

The Company adopted Financial Accounting Standards Board *("FASB")* Statement of Financial Accounting Standards No. 157 *"Fair Value Measurements" ("FAS 157")* on January 1, 2008. FAS 157 defines fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 establishes a framework for measuring fair value and a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Fund's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The hierarchy of inputs is summarized below.

The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities.

Level 1 – quoted prices in active markets for identical investments.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining fair value of investments)

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS -- (Continued)

The following is a summary of the inputs used as of December 31, 2008 in valuing the Company's investments:

Valuation Input	Investment in Securities
Level 1	$ 7,413
Level 2	-
Level 3	895,964
	$903,377

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

(2) INVESTMENTS

At December 31, 2008 investments consisted of the following:

	Fair Value
Equity Securities	$ 7,413
Partnership Interest	895,964
	$903,377

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $62,079, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 0%.

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
RFS Partners
San Francisco, California

In planning and performing our audit of the financial statements of RFS Partners (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Partners
RFS Partners
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2009

RFS PARTNERS

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2008

TAIT, WELLER & BAKER LLP